Exhibit 99.1

Shareholders’ Quarterly Report

■ ☐ ☐

Three Months Ended March 31, 2003

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Extendicare Inc. and notes thereto, together with the Management’s Discussion and Analysis and audited consolidated financial statements and notes found in Extendicare Inc.’s 2002 annual report.

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

In the United States, the Company’s wholly owned subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operate long-term care, assisted living and retirement facilities in 15 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operate long-term care, assisted living and retirement centres in five provinces, and also manage a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

Extendicare, through its subsidiaries, operates 279 facilities with capacity to care for 29,421 residents (December 31, 2002: 277 facilities with capacity for 29,175 residents). Page 10 details the facilities and resident capacity by area.

Significant Events of 2003

During the first quarter of 2003, the Company sold non-operating assets for proceeds of $1.1 million (consisting of cash and a $0.2 million note). These assets had been written off in prior years and their sale resulted in a gain of $1.1 million ($0.01 per share).

Extendicare’s equity share of earnings of Crown Life Insurance Company for the three months ended March 31, 2003 were $12.5 million ($0.18 per share) and included $9.4 million ($0.14 per share) of non-recurring income arising from a review of provisions previously recorded for certain liabilities.

Extendicare’s carrying value of its 34.8% equity interest in Crown Life was $133.7 million at March 31, 2003, which equates to the Company’s proportion of Crown Life’s book value, and is unencumbered by debt. In 1999, substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company. The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at a later date Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business, or at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. The final settlement of the transaction with Canada Life is expected to occur in 2004.

In accordance with management’s plan, as announced in November 2002, the Company exited the British Columbia home health care market on March 31, 2003. In the first quarter of 2003, these operations provided 86,000 hours of service, generated revenue of $3.1 million and an after-tax loss of $0.2 million. For the comparative three months ended March 31, 2002, ParaMed’s B.C. operations provided 194,000 hours of service, generated revenue of $6.0 million and broke even at the net earnings level.

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing on this matter has not been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that other claims will not be made with respect to the agreement.

2003 First Quarter Compared to 2002 First Quarter

Extendicare’s net earnings were $17.9 million ($0.25 per share) in the 2003 first quarter compared to $5.9 million ($0.08 per share) in the 2002 first quarter. Pre-tax earnings from health care operations improved to $8.6 million from $5.7 million in the prior year quarter.

Revenue was $439.3 million in the first quarter of 2003 compared to $432.4 million in the same period last year.

Revenue from United States nursing and assisted living operations increased by $4.7 million to $309.3 million. The results for the first quarter of 2003 were unfavourably affected by the decline in the average Medicare Part A rate, which reduced revenue by $5.7 million, and the impact of a stronger Canadian dollar on translation of U.S. results, which lowered revenue by $17.3 million between quarters. Prior to the impact of these negative items, revenue rose by $27.7 million due to several factors, including growth in patient census, primarily Medicare, and increased Medicaid and private rates. In addition, U.S. nursing operations revenue included favourable prior period Medicaid cost settlements of $4.1 million in the 2003 first quarter, and $1.7 million in the 2002 first quarter.

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.5102 for the 2003 first quarter and 1.5946 for the 2002 first quarter.

U.S. nursing home occupancy increased to 91.3% from the 2002 first quarter level of 89.5%. In particular, Medicare census improved to 15.3% of total nursing census in the 2003 first quarter from 13.0% in the prior year quarter.

The average daily Medicare Part A rate for the first quarter of 2003 was US$290.78 compared to US$312.32 in the first quarter of 2002, reflecting the U.S. federal funding reductions that occurred on October 1, 2002. Other key Medicare and Medicaid statistics for the U.S. nursing operations for the quarters ended March 31, 2003 and 2002 are summarized in the table below.

	Medicare					Medicaid

					Increase					Increase
	2003		2002		(Decrease)	2003		2002		(Decrease)

Average daily rate	US$	318	US$	337	(5.6)%	US$	132	US$	125	5.6%
Residents as a percent of total		15.3%		13.0%	17.7%		67.4%		68.6%	(1.7)%
Average daily census		1,966		1,640	19.9%		8,675		8,653	0.3%

Revenue from Canadian nursing centre operations improved 8.5% to $81.7 million. This improvement was primarily due to new Ontario nursing homes and funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases. New Ontario homes contributed approximately $3.3 million to the quarter-over-quarter increase in revenue.

Canadian home health care revenue declined by $1.2 million due to the wind down of the B.C. operations during the quarter. Excluding the $2.9 million drop in revenue from the B.C. market, home care revenue improved $1.7 million due to higher rates. Total hours of service provided in the quarter, excluding the B.C. market, declined slightly to 1.18 million from 1.20 million in the prior year quarter, as a result of budget constraints at the Ontario Community Care Access Agencies experienced during 2002. However, management believes that the situation has stabilized as ParaMed’s volumes in Ontario rose by 1% from the fourth quarter of 2002 volumes, representing the second consecutive quarterly rise.

Other revenue fell $3.1 million to $10.0 million in the 2003 first quarter, primarily due to lower revenue from Extendicare’s captive insurance company, as a result of a discontinued insurance contract, and a drop in investment income.

Earnings before interest, taxes, depreciation, amortization and gain from asset disposals (EBITDA) rose to $39.5 million in the 2003 first quarter from $38.9 million in the 2002 first quarter, as a result of improvements from both the U.S. and Canadian operations. EBITDA as a percent of revenue was 9.0% for both periods.

U.S. EBITDA was $31.1 million compared to $31.3 million in the prior year quarter. During the 2003 first quarter, the growth in Medicare census and higher Medicaid and private rates offset the decline in the average Medicare Part A rate, which reduced revenue by $5.7 million. Results were further impacted by a stronger Canadian dollar on translation of U.S. results, which lowered EBITDA by $1.7 million.

EBITDA from Canadian operations rose 11.1% to $8.4 million from $7.6 million in the prior year period. The stronger results in 2003 resulted from new Ontario nursing homes and management contracts, positive funding changes and improvements in home health care operations.

Depreciation, amortization and interest costs declined by $1.2 million in the 2003 first quarter from the prior year quarter, due to the change in the foreign exchange rate and disposal of U.S. facilities in 2002.

Extendicare’s equity share of earnings of Crown Life Insurance Company increased to $12.5 million ($0.18 per share) for the three months ended March 31, 2003 from $3.0 million ($0.04 per share) in the prior year quarter. Extendicare’s share of non-recurring income arising from a review of provisions previously recorded for certain liabilities was $9.4 million ($0.14 per share) in the 2003 first quarter.

Liquidity and Capital Resources

Long-term debt, including the portion due within one year, totalled $817.3 million at March 31, 2003 compared to $852.9 million at the beginning of the year. During the first quarter of 2003, the Company increased its capital lease obligations by $6.4 million, and met its quarterly repayment requirements of $1.4 million. In addition, the change in the exchange rate on translation of U.S. operations, resulting in a $40.6 million decline in the long-term debt balance at March 31, 2003. The closing rates used to translate assets and liabilities of the U.S. operations were 1.4678 at March 31, 2003 and 1.5776 at December 31, 2002.

At March 31, 2003 the Company had cash and cash equivalents of $38.0 million, compared with $52.6 million at December 31, 2002.

Cash flow generated from operations before working capital changes was $13.1 million for the three months ended March 31, 2003 compared to $14.6 million in the same period of 2002.

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a use of cash of $17.1 million in the three months ended March 31, 2003 compared to $3.9 million in the prior year period. Both periods reflect a reduction in accounts receivable due to improved collections efforts, and an increase in prepaid expenses. The first quarter of 2003 reports a reduction in accounts payable resulting in the additional use of cash between periods. The decline in accounts payable was due in part to the January 1, 2003 interest payment owing on EHSI’s Senior Notes issued in June 2002, and the exit from the B.C. home health care market.

Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $13.8 million in the three months ended March 31, 2003 compared to $7.3 million in the prior year period. Growth capital expenditures were $5.8 million of the 2003 total compared to $1.9 million in the prior year period. These expenditures related to the construction of new Ontario nursing homes, and were net of costs of $6.4 million and $4.8 million, respectively, paid directly by Borealis Long-term Care Facilities Inc. under a capital lease financing arrangement.

At March 31, 2002, the Company’s accrual for self-insured general and professional liabilities was $117.9 million compared to $137.0 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $9.8 million. The accrual for self-insured liability includes estimates of the costs of both reported claims and claims incurred but not yet reported. The Company completed an independent actuarial review as part of its 2002 year-end audit, which confirmed the adequacy of reserves and accruals. Management believes the Company has provided sufficient reserves as of March 31, 2003 for estimated costs of self-insured liabilities.

Under the terms of its November 27, 2002 Normal Course Issuer Bid, the Company had purchased for cancellation, as at April 30, 2003, 694,200 Subordinate Voting and Multiple Voting Shares. This included 674,200 shares acquired during 2003 at an average cost per share of $3.29. This bid expires on November 26, 2003.

Current cash flow levels, available bank credit facilities and long-term capital lease financing are sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At March 31, 2003, EHSI had cash of US$24.9 million available and US$63.6 million of availability under its revolver loan, and the Canadian operations had cash and available bank lines totalling $1.5 million. EHSI is in compliance with the financial covenants of its credit facility as of March 31, 2003.

Statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or words of like import.

Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

EXTENDICARE INC.

Consolidated Statements of Earnings
(unaudited)

	Three months ended
(thousands of Canadian dollars except per share amounts)	March 31

	2003	2002

Revenue
Nursing and assisted living centres
United States	309,298	304,567
Canada	81,738	75,303
Outpatient therapy — U.S.	3,993	3,910
Home health — Canada	34,269	35,499
Other	10,005	13,143

	439,303	432,422
Operating and administrative costs	395,058	387,354

Earnings before undernoted	44,245	45,068
Lease costs	4,744	6,148
Depreciation and amortization	16,405	17,420
Interest, net	15,609	15,761
Gain from asset disposals	(1,081)	—

Earnings before income taxes	8,568	5,739

Income taxes
Current	2,188	1,632
Future	989	1,155

	3,177	2,787

Earnings from health care	5,391	2,952
Share of earnings of Crown Life	12,485	2,984

Net earnings	17,876	5,936

Basic and diluted earnings per share	0.25	0.08

EXTENDICARE INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
(thousands of Canadian dollars)	March 31

	2003	2002

Cash provided by operations
Net earnings	17,876	5,936
Adjustments for:
Depreciation and amortization	16,405	17,420
Provision for self-insured liabilities	3,387	4,530
Payments for self-insured liabilities	(13,183)	(12,019)
Future income taxes	989	1,155
Undistributed share of earnings of Crown Life	(12,485)	(2,984)
Gain from asset disposals	(1,081)	—
Other	1,168	525

	13,076	14,563
Net change in operating working capital, excluding cash
Accounts receivable	5,892	6,013
Inventories, supplies and prepaid expenses	(7,660)	(8,488)
Accounts payable and accrued liabilities	(15,389)	2,372
Income taxes	13	(3,776)

	(4,068)	10,684

Cash provided by (used in) investment activities
Property and equipment	(13,777)	(7,317)
Other assets	361	3,499

	(13,416)	(3,818)

Cash provided by (used in) financing activities
Repayment of long-term debt	(1,416)	(21,714)
Decrease (increase) in investments held for self-insured liabilities	9,237	(2,695)
Purchase of shares for cancellation	(1,751)	(1,460)
Other	(346)	(469)

	5,724	(26,338)

Foreign exchange gain (loss) on cash held in foreign currency	(2,827)	2

Decrease in cash and cash equivalents	(14,587)	(19,470)
Cash and cash equivalents at beginning of period	52,624	25,549

Cash and cash equivalents at end of period	38,037	6,079

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the periods ended March 31, 2003 and 2002 was $21.5 million and $10.4 million, respectively. Cash taxes paid for each of the periods ended March 31, 2003 and 2002 were $2.2 million and $5.4 million, respectively.

EXTENDICARE INC.

Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of Canadian dollars)	2003	2002

Assets
Current assets
Cash and short-term investments	38,037	56,815
Accounts receivable	175,047	191,443
Income taxes recoverable	16,507	17,912
Future income taxes	51,737	55,849
Inventories, supplies and prepaid expenses	22,357	15,709

	303,685	337,728
Property and equipment	894,303	953,591
Goodwill	105,938	113,858
Other intangible assets	5,751	6,646
Other assets	262,824	276,505

	1,572,501	1,688,328
Investment in Crown Life Insurance Company	133,744	121,508

	1,706,245	1,809,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	—	4,191
Accounts payable and accrued liabilities	279,491	311,062
Accrual for self-insured liabilities	51,373	55,216
Current maturities of long-term debt	6,273	6,209

	337,137	376,678
Accrual for self-insured liabilities	66,527	81,735
Long-term debt	811,045	846,734
Other liabilities	44,034	47,328
Future income taxes	94,283	99,335

	1,353,026	1,451,810
Share capital	315,573	317,314
Deficit	(8,864)	(26,545)
Foreign currency translation adjustment account	46,510	67,257

	1,706,245	1,809,836

Closing US/Cdn. Dollar Exchange Rate	1.4678	1.5776

EXTENDICARE INC.

Consolidated Statements of Deficit
(unaudited)

	Three months ended
(thousands of Canadian dollars)	March 31

	2003	2002

Deficit
Balance at beginning of period	(26,545)	(44,108)
Earnings for the period	17,876	5,936
Purchase of shares in excess of book value	(9)	(363)
Preferred share dividends	(186)	(164)

Balance at end of period	(8,864)	(38,699)

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada, and their subsidiaries. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2002 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2003 presentation.

2. Gain from Asset Disposals

During the first quarter of 2003, the Company sold non-operating assets for proceeds of $1.1 million (consisting of cash and a $0.2 million note). These assets had been written off in prior years and their sale resulted in a gain of $1.1 million ($0.01 per share).

3. Property and Equipment

In February 2001, ECI finalized an arrangement to finance eight new Ontario nursing homes under the terms of a 25-year capital lease with Borealis Long-term Care Facilities Inc. for an estimated $125.4 million. To the end of March 2003, Borealis had funded $120.7 million, of which $6.4 million was during 2003. The amounts funded have been capitalized as property and equipment, offset by a capital lease obligation.

The Ontario Government is funding a portion of the Company’s construction costs for new nursing homes over a 20-year period, with approximately $101.0 million to be received by ECI for new beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded to offset the cost of construction, and is discounted at a rate equivalent to the yield on a 20-year Ontario Government bond. As at March 31, 2003, eight nursing homes have been completed, for which receivables totalling $42.7 million have been recorded at discount rates ranging from 6.07% to 6.50%. During the first quarter of 2003, $14.6 million of amounts receivable had been recorded as a reduction of property and equipment related to two nursing homes, which opened in February.

At March 31, 2003, ECI had outstanding capital expenditure commitments of $24.2 million related to the completion of three new Ontario nursing homes and is in the process of securing financing. The Company’s U.S. operations have capital expenditure purchase commitments outstanding of US$3.5 million.

4. Other Intangible Assets

Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options. As at March 31, 2002 these assets had a gross carrying value of $15.9 million and accumulative amortization of $10.1 million, for a net book value of $5.8 million. The aggregate amortization expense for the three months ended March 31, 2003 was $0.4 million.

5. Share Capital

During the three months ended March 31, 2003, the Company purchased 3,800 Class I Preferred Shares at a cost of $88,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 219,800 Subordinated Voting Shares and 249,500 Multiple Voting Shares at a cost of $1,656,000. In addition, during the three months, 250 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $650. As a result of these transactions, the carrying value of capital stock declined by $1,741,000 and the net cost of purchases in excess of the carrying value reduced retained earnings by $9,000.

As at March 31, 2003, 4,747,225 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,446,750 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $15.60. During the three months ended March 31, 2003, 67,750 options expired and/or were cancelled.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

6. Pro Forma Net Earnings

The Company accounts for its employee stock option grants as capital transactions, whereby consideration paid by employees on the exercise of stock options is recorded as share capital. Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period. A summary of the pro forma impact on the consolidated statement of earnings is presented in the table below, and takes into account the impact of all stock options currently outstanding since the date of grant.

	Three months ended
(thousands of dollars)	March 31

	2003	2002

Net earnings for the period	17,876	5,936
Compensation expense related to fair value of stock options, after taxes of $nil	(229)	(283)

Pro forma net income for the period	17,647	5,653

Basic and diluted earnings per share (dollars)
Reported	0.25	0.08
Adjusted	0.25	0.08

7. Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

8. Segmented Information

	Three months ended
(millions of dollars)	March 31

	2003	2002

Revenue
United States	321.5	320.8
Canada	117.8	111.6

	439.3	432.4

EBITDA
United States	31.1	31.3
Canada	8.4	7.6

	39.5	38.9

Health Care Net Earnings
United States	2.7	2.0
Canada	2.7	0.9

	5.4	2.9

	Mar. 31	Dec. 31
(millions of dollars)	2003	2002

Goodwill
United States (note)	105.8	113.8
Canada	0.1	0.1

	105.9	113.9

Health Care Assets
United States	1,264.4	1,380.3
Canada	308.1	308.0

	1,572.5	1,688.3
Investment in Crown Life	133.7	121.5

Total Consolidated Assets	1,706.2	1,809.8

Note: The change in United States goodwill relates to foreign currency translation of U.S. operations.

EXTENDICARE INC.

Facility Location and Resident Capacity

at March 31, 2003			Assisted Living and
	Nursing Centres		Retirement Centres		Hospital Units		Total

	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

By State/Province
United States
Pennsylvania	27	3,165	8	298	—	—	35	3,463
Massachusetts	5	606	—	—	—	—	5	606
Delaware	1	120	—	—	—	—	1	120

Ohio	29	3,053	3	165	—	—	32	3,218
West Virginia	1	120	—	—	—	—	1	120

Wisconsin	24	2,228	10	443	—	—	34	2,671
Minnesota	10	1,256	1	60	—	—	11	1,316

Indiana	17	1,775	3	133	—	—	20	1,908
Kentucky	18	1,506	1	39	—	—	19	1,545

Washington	15	1,489	8	381	—	—	23	1,870
Oregon	3	192	2	102	—	—	5	294
Idaho	2	179	—	—	—	—	2	179

Louisiana	3	565	—	—	—	—	3	565
Arkansas	1	96	3	181	—	—	4	277
Texas	—	—	2	110	—	—	2	110

Total United States	156	16,350	41	1,912	—	—	197	18,262

Canada
Ontario	49	7,419	6	900	1	120	56	8,439
Alberta	15	1,229	—	—	—	—	15	1,229
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762
British Columbia	1	75	—	—	—	—	1	75

Total Canada	75	10,139	6	900	1	120	82	11,159

TOTAL	231	26,489	47	2,812	1	120	279	29,421

By Type of Ownership
United States
Owned	129	13,025	35	1,691	—	—	164	14,716
Leased	10	1,071	1	65	—	—	11	1,136
Managed	17	2,254	5	156	—	—	22	2,410

Total United States	156	16,350	41	1,912	—	—	197	18,262

Canada
Owned	46	6,181	1	73	—	—	47	6,254
Leased	8	1,004	—	76	—	—	8	1,080
Managed	21	2,954	5	751	1	120	27	3,825

Total Canada	75	10,139	6	900	1	120	82	11,159

TOTAL	231	26,489	47	2,812	1	120	279	29,421

EXTENDICARE INC.

Financial and Operating Statistics
(unaudited)

	Three months ended
	March 31
(dollar amounts in Canadian dollars, unless otherwise noted)	2003		2002

Components of Earnings per Share
Health care operations, after preferred share dividends		$0.06		$0.04
Gain from asset disposals		0.01		—
Share of earnings of Crown Life		0.18		0.04

		$0.25		$0.08

Cash Flow from Operations, before changes in Working Capital, per Share		$0.19		$0.20
U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other		18.6%		19.3%
Medicare		28.8		27.2
Medicaid		52.6		53.5
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other		201.3		209.5
Medicare		177.0		147.6
Medicaid		780.8		778.7
U.S. average Medicare Part A Rate	US$	290.78	US$	312.32
Average Occupancy (excluding managed facilities)
U.S. nursing		91.3%		89.5%
U.S. nursing and assisted living		90.7		88.7
Extendicare Inc. total facilities in operation		92.3		91.2
Extendicare Inc., same-facility basis		92.7		91.4
Average US/Cdn. Dollar Exchange Rate		1.5102		1.5946

Investor Information

Stock Exchange Listings Toronto Stock Exchange New York Stock Exchange (EXE.A only)	Transfer Agents Computershare Investor Services, Inc. Tel: (800) 564-6253 www.computershare.com

Shareholder Inquiries Jillian Fountain, Corporate Secretary Tel: (905) 470-5534 e-mail: jfountain@extendicare.com	Investor Relations Wendy Smith Tel: (905) 470-5584 e-mail: wsmith@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

Share Information

	Stock Symbol	Number Outstanding (1)	Closing Market Value (1)

Subordinate Voting Shares	EXE.A	56,682,561	$3.26
Multiple Voting Shares	EXE	12,307,592	3.55
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	135,705	23.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	20.10
Adjustable Dividend, Series 4	EXE.PR.D	241,240	21.90
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	17.31

At April 30, 2003, 2,407,250 Subordinate Voting Shares were outstanding under options.
(1)	At April 30, 2003, per the Toronto Stock Exchange.